Robert Y. Ni, Ph.D. – Member of Board of Directors

Dr. Robert Ni is a prominent figure in China with extensive contacts among senior government officials at both the central and local levels. Dr. Ni was born in China and educated in Taiwan and the USA. He obtained his doctorate from Illinois Institute of Technology in 1971 and served as a professor at City Colleges of Chicago until 1992. After his retirement from academia, Dr. Ni resumed his role in business, particularly in mainland China. As a veteran in China business for 30 years, Dr. Ni has earned respect across the business community and is held in high regard by the Chinese government. Dr. Ni is on the shortlist of outstanding overseas scholars by the central government of China. He has also served as an advisory professor at the Shanghai Jiaotong University since 1985 and continues to serve as an advisor to many Chinese governmental organizations and companies.

Dr. Robert Ni is currently President/CEO of World Pharmaceutical Technology, LLC (WPT) Dr. Ni's business includes the financing of pharmaceutical research in the U.S. and China; applying and purchasing of pharmaceutical patents from successful research projects worldwide; forming Joint Venture partnerships with pharma companies; buying and selling useful pharma patents; and the manufacture and sale of "health supplements".